FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of  April, 2002
                                          -----------

                             Hilton Petroleum Ltd.
                (Translation of registrant's name into English)

                                    000-30390
                                  -----------
                                  (File Number)

     1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
    -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                  Form 20-F    X          Form 40-F
                            -------                 ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                  Yes                     No    X
                       -------                ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Hilton Petroleum Ltd.
                                           -------------------------------------
                                           (Registrant)

Date    April 29, 2002                  By  /s/ "Nick DeMare"
    ------------------------               -------------------------------------
                                           Nick DeMare
                                           Director
                                           (Signature)*

     *Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:             X    Schedule A
                                  -------
                                     X    Schedules B & C
                                  -------
                                  (place x in appropriate category)
ISSUER DETAILS:
NAME OF ISSUER                    HILTON PETROLEUM LTD.
                                  ----------------------------------------------
ISSUER ADDRESS                    #1305 - 1090 WEST GEORGIA STREET
                                  VANCOUVER, BC   V6E 3V7
                                  ----------------------------------------------
ISSUER TELEPHONE NUMBER           (604) 685-9316
                                  ----------------------------------------------
ISSUER FAX NUMBER                 (604) 683-1585
                                  ----------------------------------------------
CONTACT PERSON                    MR. NICK DEMARE
                                  ----------------------------------------------
CONTACT'S POSITION                DIRECTOR
                                  ----------------------------------------------
CONTACT'S TELEPHONE NUMBER        (604) 685-9316
                                  ----------------------------------------------
CONTACT'S E-MAIL ADDRESS          ndemare@chasemgt.com
                                  ----------------------------------------------
WEBSITE                           hiltonpetroleum.com
                                  ----------------------------------------------
FOR QUARTER ENDED                 FEBRUARY 28, 2002
                                  ----------------------------------------------
DATE OF REPORT                    APRIL 29, 2002
                                  ----------------------------------------------

                                   CERTIFICATE
                                     -------
THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.
                                     -------

DONALD W. BUSBY              /s/ Donald W. Busby              02/04/29
-----------------------      ---------------------     -------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

NICK DEMARE                  /s/ Nick DeMare                  02/04/29
-----------------------      ---------------------     -------------------------
NAME OF DIRECTOR             SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A







--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 28, 2002

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                    February 28,        May 31
                                                        2002             2001
                                                          $               $
                                  A S S E T S

CURRENT ASSETS

Cash                                                  1,301,239       1,960,493
Amounts receivable                                      271,898       2,520,303
Prepaid expenses and deposits                            24,015         212,444
Inventories                                                   -         631,789
                                                   ------------    ------------
                                                      1,597,152       5,325,029

PETROLEUM NATURAL GAS INTERESTS (Note 4)             21,479,741      29,721,112

INVESTMENT AND ADVANCES (Note 3)                        156,270         807,401

OTHER ASSETS                                            235,867          16,734

DEFERRED CHARGES                                        130,291         184,886
                                                   ------------    ------------
                                                     23,599,321      36,055,162
                                                   ============    ============

                             L I A B I L I T I E S


CURRENT LIABILITIES

Accounts payable and accrued liabilities              5,603,663       3,538,045

LONG-TERM DEBT                                        3,584,871       3,482,498
                                                   ------------    ------------
                                                      9,188,534       7,020,543
                                                   ------------    ------------

                     S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                               43,003,256      41,151,991

EQUITY COMPONENT OF LONG-TERM DEBT                      694,310         694,310

DEFICIT                                             (29,286,779)    (12,811,682)
                                                   ------------    ------------
                                                     14,410,787      29,034,619
                                                   ------------    ------------
                                                     23,599,321      36,055,162
                                                   ============    ============

APPROVED BY THE BOARD

/s/ "Donald W. Busby" , Director
--------------------------------

/s/ "Nick DeMare"     , Director
--------------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


                                                         Three Months Ended               Nine Months Ended
                                                            February 28,                     February 28,
                                                   ----------------------------    ----------------------------
                                                        2002            2001            2002            2001
                                                          $               $               $               $

REVENUES
Petroleum and natural gas sales                          25,855       1,893,584         192,804       4,356,049
                                                   ------------    ------------    ------------    ------------
OTHER EXPENSES

Production                                               22,849         707,779          91,170       1,787,150
General and administrative                              445,062         425,579         973,637         919,102
Depreciation, depletion and impairment                  113,607         453,540      14,481,198       1,179,618
                                                   ------------    ------------    ------------    ------------
                                                        581,518       1,586,898      15,546,005       3,885,870
                                                   ------------    ------------    ------------    ------------
OPERATING INCOME (LOSS)                                (555,663)        306,686     (15,353,201)        470,179
                                                   ------------    ------------    ------------    ------------
OTHER INCOME (EXPENSES)

Interest and other income                                 6,922          38,241          45,914          62,002
Interest expense on long-term debt                     (171,581)       (375,962)       (519,326)     (1,195,036)
Gain on sale of marketable securities                         -               -               -          25,345
Gain on sale of petroleum interests                           -         623,666               -         623,666
Loss on sale of investment                                    -               -         (73,484)              -
Write-down of investment                               (575,000)              -        (575,000)              -
                                                   ------------    ------------    ------------    ------------
                                                       (739,659)        285,945      (1,121,896)       (484,023)
                                                   ------------    ------------    ------------    ------------
INCOME (LOSS) FOR THE PERIOD                         (1,295,322)        592,631     (16,475,097)        (13,844)

DEFICIT - BEGINNING OF PERIOD                       (27,991,457)    (11,899,299)    (12,811,682)    (11,292,824)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (29,286,779)    (11,306,668)    (29,286,779)    (11,306,668)
                                                   ============    ============    ============    ============
INCOME (LOSS) PER SHARE
     - BASIC AND DILUTED                                 (0.04)           $0.02           (0.45)         $(0.00)
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


                                                                Three Months Ended              Nine Months Ended
                                                                   February 28,                    February 28,
                                                           ---------------------------    ----------------------------
                                                               2002            2001            2002            2001
                                                                 $               $               $               $

CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Income (loss) for the period                                (1,295,322)        592,631     (16,475,097)        (13,844)
Items not involving cash
       Depreciation, depletion and impairment                  113,607         453,540      14,481,198       1,179,618
       Amortization of deferred charges                         17,767          11,450          54,595          58,174
       Gain on sale of marketable securities                         -               -               -         (25,345)
       Gain on sale of petroleum interests                           -        (623,666)              -        (623,666)
       Loss on sale of investment                                    -               -          73,484               -
       Write-down in investment                                575,000               -         575,000               -
Accretion of liability component of long-term debt              57,859               -         173,577               -
Unrealized foreign exchange gain                               (37,048)              -         (67,688)              -
                                                           -----------    ------------    ------------    ------------
                                                              (568,137)        433,955      (1,184,931)        574,937
Decrease (increase) in amounts receivable                      208,449     (14,563,534)      2,248,405     (14,880,023)
Decrease (increase) in prepaid expenses and deposits            17,868        (440,918)        188,429        (635,705)
Decrease (increase) in inventory                               743,347        (962,925)        631,789        (962,925)
Increase (decrease) in accounts
     payable and accrued liabilities                         1,387,513       2,042,961       2,065,618       1,153,913
                                                           -----------    ------------    ------------    ------------
                                                             1,789,040     (13,490,461)      3,949,310     (14,749,803)
                                                           -----------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of long-term debt                                           -       1,826,368               -       3,742,368
Issuance of common shares, net of issue costs                        -       2,384,008       1,851,265       5,905,360
Retirement of long-term debt                                         -        (853,902)              -      (4,439,158)
Deferred charges                                                     -        (176,095)              -        (206,095)
                                                           -----------    ------------   -------------    ------------
                                                                     -       3,180,379       1,851,265       5,002,475
                                                           -----------    ------------   -------------    ------------
INVESTING ACTIVITIES

Proceeds from sale of investment                                     -               -          98,116               -
Advances to affiliated corporation                                   -               -         (98,985)              -
Proceeds from sale of marketable securities                          -               -               -       1,644,291
Additions to other assets                                       28,209          13,556        (222,898)              -
Expenditures on petroleum interests                         (2,322,009)     (3,024,253)     (6,236,062)     (7,024,253)
Net proceeds from disposition of petroleum interests                 -      13,495,739               -      13,564,728
Purchases of marketable securities                                   -               -               -        (175,568)
                                                           -----------    ------------   -------------    ------------
                                                            (2,293,800)     10,485,042      (6,459,829)      8,009,198
                                                           -----------    ------------   -------------    ------------
INCREASE (DECREASE) IN
     CASH FOR THE PERIOD                                      (504,760)        174,960        (659,254)     (1,738,130)
CASH - BEGINNING OF PERIOD                                   1,805,999         483,332       1,960,493       2,396,422
                                                           -----------    -------------- -------------    ------------
CASH - END OF PERIOD                                         1,301,239         658,292       1,301,239         658,292
                                                           ===========    ============== =============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)




1.     NATURE OF OPERATIONS

       Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain properties, located in California, United States.


2.     SIGNIFICANT ACCOUNTING POLICIES

       The consolidated interim financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.     INVESTMENT AND ADVANCES

                                                        February 28,    May 31,
                                                           2002          2001
                                                             $             $

       Investment in Trimark Energy Ltd. ("Trimark")       60,801       807,401
       Advances to Trimark (CDN$153,200)                   95,469             -
                                                         ---------    ---------
                                                           731,270      807,401
                                                         =========    =========

       As at February 28, 2002, the Company held 234,286 common shares of Trimark. Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on February 28, 2002 was $61,320. During the nine months ended February 28, 2002, the Company wrote down its investment in Trimark by $575,000 to $60,801.

       The Company has also advanced CDN$153,200 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the nine months ended February 28, 2002, the Company recorded interest income of CDN$8,237. The accrued interest remained unpaid at February 28, 2002 and has been included in amounts receivable.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


4.     PETROLEUM INTERESTS

                                                                         February 28,       May 31,
                                                                             2002            2001
                                                                               $               $

       Evaluated Properties
           Acquisitions and leasehold costs                                5,169,262       2,540,077
           Exploration and development costs                              17,156,785      15,539,937
           Gathering facility                                                805,410         775,961
                                                                        ------------    ------------
                                                                          23,131,457      18,855,975
                                                                        ------------    ------------
       Unevaluated Properties
           Acquisitions and leasehold costs                                1,360,838       3,933,876
           Exploration costs                                              12,813,834       8,280,216
                                                                        ------------    ------------
                                                                          14,174,672      12,214,092
                                                                        ------------    ------------
                                                                          37,306,129      31,070,067
       Less: accumulated depreciation, depletion and impairment          (15,826,388)     (1,348,955)
                                                                        ------------    ------------
                                                                          21,479,741      29,721,112
                                                                        ============    ============


       As a result of the ceiling test performed effective February 28, 2002, the Company has recorded an impairment of $14,282,215 for the nine months ended February 28, 2002. No write-down was required during the year ended May 31, 2001 from the ceiling test performed effective May 31, 2001. The ceiling test is a cost-recovery test and is not intended to result in an estimate of fair market value.


5.     SHARE CAPITAL

       Authorized:  unlimited common shares without par value

       Issued:

                                                    Nine Months Ended                      Year Ended
                                                    February 28, 2002                     May 31, 2001
                                              -----------------------------     -----------------------------
                                                  Shares           Amount           Shares           Amount
                                                                      $                                 $

       Balance, beginning of period             34,902,159       41,151,991       27,503,961       32,687,210
                                              ------------     ------------     ------------     ------------
       Issued during the period
       For cash
           Private placements                    1,673,000        1,858,403        2,322,500        1,968,525
           Rights offering                               -                -        2,000,000        3,035,413
           Exercise of warrants                          -                -        1,346,380        1,698,270
       For retirement of other liabilities               -                -        1,558,730        1,966,740
       For interest on long-term debt                    -                -          170,588          153,206
       Less: Share issue costs                           -           (7,138)               -         (357,373)
                                              ------------     ------------     ------------     ------------
                                                 1,673,000        1,851,265        7,398,198        8,464,781
                                              ------------     ------------     ------------     ------------
       Balance, end of period                   36,575,159       43,003,256       34,902,159       41,151,991
                                              ============     ============     ============     ============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


5.     SHARE CAPITAL (continued)

       During the nine months ended February 28, 2002, the Company completed a private placement of 1,673,000 units, at a price of CDN$1.70 per unit, for proceeds of $1,851,265, net of $7,138 share issue costs. Each unit consisted of one common share and one share purchase warrant. Two share purchase warrants entitled the holder to purchase an additional common share at a price of CDN $1.88 per share on or before July 6, 2004. In addition, agents' warrants were issued for the purchase of 40,000 and 285,200 common shares on or before July 6, 2002 and July 11, 2002, respectively, at a price of CDN $1.88 per share.


6.     RELATED PARTY TRANSACTIONS

       (a) During the nine months ended February 28, 2002, companies controlled by certain directors and officers of the Company charged $130,982 for management, professional and consulting fees.

       (b) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the nine months ended February 28, 2002, interest income of $4,162 and principal repayments of $25,000 were received. As at February 28, 2002, the principal amount of $100,000 remained outstanding.

       (c)    See also Note 3.

BC FORM 51-901F                                                       SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


1.     GENERAL AND ADMINISTRATIVE

                                                            2002          2001
                                                              $             $

       Advertising and promotion                            8,673        21,537
       Bank charges and interest                            2,936        77,554
       Contract services                                   73,071       120,230
       Investor relations                                  57,449        94,265
       Marketing                                          270,828             -
       Office and miscellaneous                            39,402        68,341
       Office rent                                         10,077        59,821
       Professional fees                                  281,611       302,260
       Regulatory fees                                      6,098        14,400
       Salaries and benefits                              183,716       361,196
       Telephone                                           17,254        23,690
       Transfer agent                                       7,540        16,370
       Travel                                              93,396        56,527
       Foreign exchange                                   (78,414)      (17,386)
       Copas recoveries                                         -      (279,703)
                                                        ---------     ---------
                                                          973,637       919,102
                                                        =========     =========


2.     RELATED PARTY TRANSACTIONS

       (a) During the nine months ended February 28, 2002, companies controlled by certain directors and officers of the Company charged $130,982 for management, professional and consulting fees.

       (b) As at February 28, 2002, the Company held 234,286 common shares of Trimark Energy Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on February 28, 2002 was $61,320. During the nine months ended February 28, 2002, the Company wrote down the investment in Trimark by $575,000.

              The Company has also advanced CDN$153,200 to Trimark. The advance bears interest at 10% per annum with no fixed terms of repayment. During the nine months ended February 28, 2002, the Company recorded interest income of CDN$8,237. The accrued interest remained unpaid at February 28, 2002 and has been included in amounts receivable.

       (c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the nine months ended February 28, 2002, interest income of $4,162 and principal repayments of $25,000 were received. As at February 28, 2002, the principal amount of $100,000 remained outstanding.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


3.(a)  SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002

                                                                         Total
Date         Type of                                          Price    Proceeds       Type of     Commission
of Issue     Security     Type of Issue           Number      CDN $        $       Consideration       $
--------     --------     -------------           ------      -----    --------    -------------  ----------

Jul.6/01     Common       Private Placement     1,673,000      1.70    1,858,403        Cash          7,138


3.(b)  OPTIONS GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2002


Date          Number            Type                      Exercise
Granted      of Shares       of Option     Name             Price    Expiry Date
-------      ---------       ---------     ----            -------   -----------
                                                              CDN$
Dec.21/01       50,000       Employee      K. Johnson        0.45      Dec.21/04
Dec.21/01       50,000       Employee      B. Moody          0.45      Dec.21/04
Dec.21/01       50,000       Employee      H. Lim            0.45      Dec.21/04
Dec.21/01       15,000       Employee      L. Liu            0.45      Dec.21/04
Dec.21/01       15,000       Employee      R. Wong           0.45      Dec.21/04
Dec.21/01        6,000       Employee      J. Rowsell        0.45      Dec.21/04
Dec.21/01       15,000       Employee      A. Smith          0.45      Dec.21/04
Dec.21/01       75,000       Employee      D. O'Kell         0.45      Dec.21/04
Dec.21/01       75,000       Director      N. Darling        0.45      Dec.21/04
Dec.21/01       75,000       Director      W. Lee            0.45      Dec.21/04
Dec.21/01      400,000       Director      D. W. Busby       0.45      Dec.21/04
Dec.21/01      174,000       Director      N. DeMare         0.45      Dec.21/04
             ---------
             1,000,000
             =========


4.(a)  AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2002


                                                           Issued
                                               ---------------------------------
                            Authorized
Class       Par Value         Number             Number                 Amount
-----       ---------       ----------         ----------            -----------
Common         WPV           Unlimited         36,575,159            $43,003,256

BC FORM 51-901F                                                       SCHEDULE B
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


4.(b)  OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2002


                                               Exercise
                                                Price             Expiry
       Security             Number              Cdn.$              Date
       --------             ------             --------           -------

       Options             400,000               1.92             May 25, 2002
       Options              75,000               2.00             May 26, 2002
       Options               6,250               2.70             Apr. 19, 2003
       Options              70,000               1.80             Oct. 16, 2003
       Options              37,000               1.34             Dec. 21, 2003
       Options             115,000               1.60             Jan. 10, 2004
       Options             640,000               2.68             Mar. 2, 2004
       Options           1,000,000               0.45             Dec. 21, 2004
                        ----------
                         2,343,250
                        ==========

       Warrants            266,308               3.46             Mar. 31, 2002
       Warrants          2,199,000               1.85             Mar. 27, 2003
       Warrants            999,894               2.75             Jul. 27, 2002
       Warrants            100,000               2.75             Aug. 3, 2002
       Warrants          2,260,000               1.35             Dec. 18, 2003
       Warrants             31,250               1.60             Dec. 11, 2002
       Warrants             35,000               1.48             Dec. 7, 2003
       Warrants            268,750               1.35             Jan. 24, 2004
       Warrants            836,500               1.88             Jul. 6, 2004
       Warrants             40,000               1.88             Jul. 6, 2002
       Warrants            285,200               1.88             Jul. 11,2002
                        ----------
                         7,321,902
                        ==========


4.(c)  SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2002

       There are no shares held in escrow or subject to pooling as at February 28, 2002.


5.     LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2002

       Directors:
           Donald W. Busby
           Nick DeMare
           William Lee
           Neil Darling

       Officers:
           Donald W. Busby (Chairman and Chief Executive Officer)
           Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

DESCRIPTION OF BUSINESS

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. Over the past three fiscal years, substantially all of the Company's exploration expenditures have been on properties located in the San Joaquin Basin of California.

OPERATIONS

During the period ended February 28, 2002, the Company recorded a loss of $16,475,097 ($0.45 per share) compared to a loss of $13,844 ($0.00 per share) for the comparable 2001 period. Petroleum and natural gas revenues decreased by 96%, from $4,356,049 during 2001 to $192,804 in 2002. A number of significant transactions occurred during 2001 which affect the comparability of the Company's performance to prior periods. Over the past three years the Company's focus has been on the exploration and development of its East Lost Hills Prospects. Due to this focus, the Company, on March 8, 2001, completed the sale of substantially all of its non- California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. Production during the nine months ended February 28, 2002, from the ELH #1 well has been significantly curtailed as a result of water disposal problems. Revenue from oil and liquids production decreased 97% to $48,754 in 2002 from $1,685,508 in 2001. Production of oil and liquids in 2002 decreased 96% to 14,665 MCFE in 2002 from 367,404 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.32/MCFE compared to $4.59/MCFE in 2001, a decrease of 28%. Revenue from natural gas production decreased 97% to $144,050 in 2002 from $4,850,882 in 2001. Natural gas production decreased 95% to 44,406 MCF in 2002 from 865,877 MCF in 2001. The average price received in 2002 was $3.24/MCF, a decrease of 42% from $5.60/MCF in 2001. In January 2000, the Company was required by its banker to enter into oil and natural gas hedges. These hedges reduced revenues for the period ended February 28, 2001 by $2,180,341. The hedges were closed on the sale of the non-California petroleum and natural gas interests to Exco.

On an MCFE basis, production costs increased 6%, from $1.45/MCFE in 2001 to $1.54/MCFE in 2002. The depreciation and depletion rate increased 242%, from $0.96/MCFE in 2001 to $2.32/MCFE in 2002, due to unsuccessful exploration results in Regional California and the abandonment of the Company's interest in the San Joaquin Joint Venture. In addition, the Company recorded an impairment of $14,282,215 in 2002 as a result of the ceiling test performed effective February 28, 2002. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

General and administrative costs increased by $54,625, approximately 6% from $919,102 in 2001 to $973,637 in 2002. The increase in general and administrative costs in 2002 occurred primarily due to additional costs in the marketing of Hilton Technologies' developed products. The Company has spent approximately $300,000 in consulting and marketing fees for Hilton Technologies. During the nine months ended February 28, 2001, the general and administrative costs included costs for maintaining a Tulsa office for its non-California petroleum

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

and natural gas interests. This office was substantially closed after the sale of its petroleum and natural interest to Exco Resources Inc. subsequent to February 28, 2001.

During 2002, the Company recorded a $575,000 write-down of its investment in Trimark in recognition of a decline in the value of the Trimark shares.

Interest expense on long-term debt decreased by $675,710, approximately 57% from $1,195,036 in 2001 to $519,326 in 2002, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During the nine months ended February 28, 2002, the Company recorded $6,236,062 in expenditures on its petroleum interests, which was primarily comprised of: i) $4,672,433 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $29,450 for its share of the gas facility at East Lost Hills; iii) $705,020 for the drilling of the Pyramid Hills prospect; and iv) $829,159 for the exploration of the Regional California Prospects.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2002, the Company had a working capital deficit of $4,006,511 comprising of cash and amounts receivable of $1,597,152 and accounts payable of $5,603,663. Substantially all of this working capital deficit arises from amounts due to the operator of East Lost Hills and San Joaquin. The Company has recorded a net amount due to the operator of $5,237,334. The Company does not agree with the amount claimed as owing by the operator and has advised them of the principal areas of disagreement with the balance claimed. While the adjustments requested are significant they will not eliminate the recorded payable.

The disappointing operating results at East Lost Hills and specifically, the ability to advance this project and demonstrate its viability, has resulted in a very low stock price for the Company, making it very difficult to raise additional funding. As the Company's main oil and gas asset is the East Lost Hills project, there is a direct relationship between positive operating developments and the Company's ability to raise additional capital for the project. In the past, the Company had been able to raise substantial funds to sustain development costs. Over the past few months, the Company has not been able to raise additional capital for this project, either through additional equity placement or sale of a portion of its interest in the project and the cash flow from the project has not been sufficient to sustain development costs. The cash flow from this project will be dedicated to paying down amounts owing to the operator. Immediately prior to the scheduled testing of the ELH #4 well, the operator raised the issue of outstanding balances, and refused to proceed with testing of the well. While the Company appreciates that the operator must seek to protect its interest; completion of testing may produce the results to allow additional fund raising to proceed. The Company does not have the funds to pay the full amounts the operator claims as owing and which they are requesting to be paid before they proceed to test the well. The Company understands that the operator proposes to negotiate to amend the terms of the operating agreement to put in place provisions to allow the operator to recover substantially more than the costs outstanding. No formal proposal has been received from the operator. The joint venture participants are in discussion with respect to this matter.

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

The Company requires further financing to fund the ongoing exploration costs at East Lost Hills. Such financing could be by way of the operator continuing to fund costs, additional equity financing or some other form of financing including the sale of a portion of the Company's interest in the assets. There is no assurance that the Company will be able to obtain any further financing for this project and the impact of this on the Company is not known.

Subsequent to February 28, 2002, an arbitration panel ruled in favour of the Company with respect to a dispute with Exco arising from the sale of the non-California petroleum and natural gas interests and awarded the Company about $850,000. This ruling will be accounted for in the next quarter's results.

PROPERTIES UPDATE

1.     General

With the change in operator at the East Lost Hills project the Company anticipated that the future development of the project would proceed rapidly and with minimal operational problems. To the contrary, the ongoing development of this project has continued to be plagued with problems. The slow pace of development and progress on key operational issues have had a negative impact on the Company's stock price. Since the change in operatorship the Company's stock price has fallen from about $2.00 per share to about $0.30 per share. The apparent indifference of the operator and the lack of appreciation of the impact of their operations on the Company and other participants in the East Lost Hills project are cause for concern. It has been almost four years since the initial test well on this prospect commenced and while the promise remains; it remains to be seen whether it can be realized. The Company must consider all of its options to protect its interests.

2.     East Lost Hills Wells

The Company now holds a 9.5% working interest in the East Lost Hills Project. The Company previously held an additional 2.625% reversionary working interest which has, as a result of the Company's withdrawal from the Greater San Joaquin Basin Joint Venture, been returned. A review of the status of the wells follows:

(a)    East Lost Hills #1

       The ELH #1 well continues to produce at constrained levels, still requiring water disposal facilities. The operator has reported that they have been unable to negotiate a contract with the owner of the land at the proposed site of the disposal well. The operator has indicated that it has contacted an alternate surface owner in the same area and that they are attempting to negotiate access to this surface for a water disposal well.

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

       The inability to demonstrate what production could be, if a proper water disposal system were in place, has had a negative impact on this project.

       It is not known when this water disposal well will be completed or, once completed, the impact the availability of this extra capacity will have on production from the ELH #1 well.

(b)    East Lost Hills #2

       The ELH #2 well was drilled to a total depth of 18,011 feet and production testing was completed. The well was suspended as a potential producer pending availability of water disposal facilities.

(c)    East Lost Hills #3

       The ELH #3 well was drilled to a total depth of 21,750 feet, in a separate structural block than the other East Lost Hills wells, and production testing was completed. Initial testing did not result in any production from the zone tested. The well may be re-entered at a later date for further testing or sidetracking.

(d)    East Lost Hills #4

       The ELH #4 well was drilled to its total depth of about 20,530 feet. The well was logged and a completion program was approved by all partners. Final casing has been run and a production liner has been installed in anticipation of a production test. The operator has recently notified the Company and other working interest participants that, due to non-payment of amounts billed, and as the operator does not have the right, under the existing operating agreements, to recover more than its costs, with interest, that it will not commence production testing of the #4 well. See also "Liquidity and Capital Resources".

(e)    East Lost Hills #9

       The ELH #9 well has reached its total depth of about 21,100 feet. Current operations include running final casing and preparation for production testing. The issues of outstanding accounts, while not yet raised by the operator, are expected to come up before a production test will occur. This will further impact the progress of this project.

3.     San Joaquin

The Company held an interest in the Greater San Joaquin Basin Joint Venture. The only active drill prospect in this joint venture was the Pyramid Hills prospect. A well was spud at Pyramid Hills in late November 2001.

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

The Company has withdrawn from participation in this joint venture and accordingly, no longer has an interest in the Pyramid Hills prospect. The well at Pyramid Hills is a wildcat exploratory well that could cost up to US$25 million.

The withdrawal from this joint venture and the addition to the full cost pool of the costs related to this joint venture, including the billed but unpaid costs of drilling the Pyramid Hills well, has resulted in a write-off of $1,831,669.

NEW DEVELOPMENTS

During the quarter ended February 28, 2002,  the Company  expanded its operating
activities   through  its  subsidiary,   Hilton   Technologies   Ltd.   ("Hilton
Technologies").

Hilton Technologies has finalized a series of agreements with Eyekon Technologies Inc. ("Eyekon"), a private Canadian company. Eyekon has developed a proprietary simulation and artificial intelligence technology that uses real-time data within non-linear simulated environments to determine optimum responses. Although the technology has applications within many vertical markets, Eyekon, through a subsidiary, has been successfully utilizing it to great advantage in the oil and gas industries with clients such as Suncor, Syncrude and Shell. During the quarter, the Company concluded an agreement to acquire a 30% interest in this Eyekon subsidiary. The acquisition was considered strategic.

Hilton Technologies has identified several applications for the technology inside the oil and gas industry, specifically reservoir engineering and modeling, production optimization, directional drilling, and many offshore applications. In addition, there are many applications outside of the oil industry that will be investigated including fuel cell development. The Company has identified several opportunities to assist companies developing fuel cells and will attempt to conclude an agreement to market the rights to fuel cell development technology.

Within the series of agreements for product development, the first product to be developed entails the use of Eyekon's unique technology for use within a biological, chemical or nuclear attack simulation and response software package. Using real-time weather conditions, the system allows the user to simulate attacks within neighborhoods and/or national regions while visualizing fallout patterns and variable danger zones. Based on the simulation results, the system will also educate the user on evacuation routes and precautionary measures if exposure is, or may, become a concern. Eyekon will receive a 10% royalty based on the net revenue that Hilton Technologies receives on sale of the products.

As at February 28, 2002, the product has been developed and marketing efforts have started in earnest. To date, no sales have occurred.

The Company is reviewing other possible applications for the technology.

BC FORM 51-901F                                                       SCHEDULE C
                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS (continued)
--------------------------------

INVESTOR RELATIONS ACTIVITIES

During the nine months ended February 28, 2002, $57,449 was paid to Eland Jennings Investor Services Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".